FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Material Change Reports dated March 7, 2002 and September 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date October 1, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

VIA SEDAR

ALBERTA SECURITIES COMMISSION
MARKET SURVEILLANCE/CONTINUOUS DISCLOSURE
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4
Attn: Executive Director

BRITISH COLUMBIA SECURITIES COMMISSION
MARKET SURVEILLANCE/CONTINUOUS DISCLOSURE
P.O. Box 10142, Pacific Centre
701 West Georgia St.
Vancouver, BC V7Y 1L2
Attn: Executive Director

ONTARIO SECURITIES COMMISSION
MARKET SURVEILLANCE/CONTINUOUS DISCLOSURE
PO Box 55, Suite 800
20 Queen Street West
Toronto, Ont. M5H 3S8
Attn: Executive Director

Dear Sir/Madam:

Re: **NDT VENTURES LTD. ("NDT") MATERIAL CHANGE REPORT UNDER SECTION 118 OF THE *SECURITIES ACT* (ALBERTA) AND SECTION 85 OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 75(2) OF THE *SECURITIES ACT (ONTARIO)***

This letter is intended as a statement setting out certain matters that may be a material change in the affairs of NDT. For convenience, this letter is itemized in the same manner as Form 27's of the *Securities Act* (Alberta) and the *Securities Act* (Ontario) and BCF53-901F of the *Securities Act* (British Columbia). Concurrent with the filing this letter is being filed with the Canadian Venture Exchange Inc.

Item 1 – Reporting Issuer

NDT Ventures Ltd. ("NDT" or the "Company")
Suite 860, 625 Howe Street
Vancouver, BC V6C 2T6
Telephone: 604-687-7545

Item 2 – Date of Material Changes

On or about November 5, 2001 and March 8, 2002

Item 3 – Publication of Material Changes

Press release #01-07 dated November 5, 2001 was released in Vancouver, B.C.
Press release #02-01 dated March 7, 2002 was released in Vancouver, B.C.

Item 4 – Summary of Material Changes

Subject to confirmation of regulatory approval, the Issuer has acquired an option to earn up to 100% interest in the Amarok gold project, located 70 km northwest of Rankin Inlet, Nunavut from Hunter Exploration Group.

Item 5 – Full Description of Material Change

In November, 2001, the Issuer entered into an agreement with Hunter Exploration Group ("Hunter"), to acquire the Amarok gold project, located 70 km northwest of Rankin Inlet, Nunavut, Canada. The Issuer can earn a 100% interest in the property, subject to a 2% Net Smelter Royalty on all metals and a 2% Gross-Overriding Royalty on diamonds, by conducting exploration totaling $1,125,000, issuing 1 million shares, delivering a set of bagpipes and paying $30,000 in cash over a 4 year period.

The Amarok property was discovered during a regional exploration program conducted by Hunter in 2001. The Amarok Property is situated within a highly prospective geological terrain known to host large gold deposits. The Meliadine West Zone, located 40 km to the southeast, reports a 4.9 million-ounce resource and the Meadowbank property, located 200 km to the northwest, contains a resource of 3 million ounces.

At Amarok, gold values occur within a Banded Iron Formation (BIF) that is upwards of 100 meters thick and has yielded gold values of up to 9.8 gpt at the AVWolf discovery occurrence. NDT's initial field investigation has confirmed previous sampling and defined surface gold mineralization over a 100 x 600 metre area that remains open along strike. Of 57 samples taken, 30 reported gold values exceeding 100 ppb with 16 assaying in excess of 1 gpt gold. Anomalous gold values from chip sampling of BIF have been identified, on strike, over one kilometer to the northeast of the discovery, suggesting the productive horizon may extend over several kilometres.

Government regional magnetic data shows that the AVWolf discovery lies on the southern end of a prominent 17 kilometre long, northeast trending, magnetic high measuring up to 3 km wide. A second magnetic high occurs approximately 3 km along strike to the northeast. This target extends the trend an additional 8 km and is up to 3 km wide. To cover the area of potential, the Company has acquired additional prospecting permits and exploration claims and its land position now totals over 70,000 hectares. Only a small portion of this ground has been investigated to date.

NDT's next phase of exploration will include a program of detailed airborne magnetics over the main two anomalies and the surrounding ground. The objective of this work will be to locate and prioritize specific targets that can be field checked in search of potential drill targets.

Item 6 – Reliance on Section 118 (2) of the *Securities Act* (Alberta) or Section 85(2) of the *Securities Act* (British Columbia.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and who can be contacted by the Commission is:

Fred G. Hewett 604-687-7545

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Vancouver, British Columbia, this 7th day of March 2002.

NDT VENTURES LTD.
Per:

/s/ "Fred G. Hewett"
President

cc: The Canadian Venture Exchange Inc.

MATERIAL CHANGE REPORT
Section 118 of the Securities Act (Alberta) (Form 27)
Section 85 of the Securities Act (British Columbia) (Form 53-901F) and
Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1. Reporting Issuer

NDT VENTURES LTD. (the "Issuer")
860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2: Date of Material Change

On or about September 10, 2002

Item 3: Press Release

Press release #02-08 dated September 10, 2002 was released in Vancouver, B.C.

Item 4. Summary of Material Change

The TSX Venture Exchange has approved certain transactions whereby the Issuer can acquire a 100% interest in the Black Hills, Jenny, Hannah and CC minerals claims located in Churchill County, Nevada.

Item 5. Full Description of Material Change

Pursuant to an agreement dated for reference August 6, 2002, the Issuer has optioned three separate gold properties in Churchill County, Nevada.

The Black Hills Project is located 65 kilometres NNE of Hawthorne, with the Jenny Project located approximately two kilometres to the NNE. Both properties are located on a major structural component of the Walker Lane of Western Nevada and lie mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Host rocks on the properties include Mesozoic siltstones, conglomerate and limestone locally overlain by a flat-lying sheet of biotite-rich diorite. The main target at Black Hills is a large gold skarn/quartz-vein stockwork system that is localized along a northern range-front. Mineralization with strong sulfides and quartz veining can be traced over approximately 600 meters via float and within a series of historic prospects. Gold values within this trend appear related to retrograde alteration developed in both sedimentary and intrusive rocks, and consistently exceed 1 g/t. up to 5 g/t. As well, values up to 100 g/t. gold have been obtained along the contact with the diorite. Additional exploration potential on the property is supported by gold anomalies in pediment soils on both the north and south end of the Black Hills.

The adjacent Jenny Project covers a conical shaped hill with pervasive low-sulfide quartz/adularia veining and silicified breccias in sediments with strongly anomalous gold and high mercury, arsenic and antimony. Float samples of silicified and strongly iron-stained platy sediments report gold values in the +1 g/t. range. Exploration will be directed towards further identification of sediment hosted disseminated gold mineralization.

The third property optioned, the Hannah Project is located in the Jessup Mining District approximately 50 kilometres ENE of Fernley. Mineralization is hosted within a bleached, sulfidized, carbonitized and tourmalinated sedimentary sequence. Work by others on the property have obtained numerous gold values exceeding 1 g/t. over a large area with these values mainly coming from float and sub-crop of altered siltstone. The best gold assays (up to 17 g/t.) have been reported in sanded oxide stained silicified sediments. The zone of mineralization can be traced over a strike of approximately 600 meters and represents an obvious target. The sedimentary sequence on the property is strongly altered with an abundance of small historic prospects that explored gold veins/shears and hydrothermal breccias. Multi-gram gold values are common from these small exposures that represent additional exploration targets.

No previous drilling has been conducted on any of the properties, and an initial exploration program is planned to commence shortly.

The three properties were optioned from the same vendors and the Issuer can acquire a 100% interest by making cash payments totaling $US 250,000 and issuing 575,000 common shares over a four year period. The Vendors will retain a 2% Net Smelter Royalty which can be reduced to 1% for $US 1 million. Pursuant to a finder's fee agreement dated for reference July 25, 2002, an arm's length third party, will be entitled to receive a finder's fee of $US 2, 500 and 25,000 common shares of the Issuer. In addition, the finder will receive 5% of field expenditures up to a maximum of $US200, 000 payable quarterly. The TSX Venture Exchange approved these transactions on September 10, 2002.

Pursuant to an agreement dated for reference August 26, 2002, the Issuer has optioned a fourth property in Churchill County Nevada, referred to as the CC-Claims. The CC Project is located in the Fairview Mining District. The main target on the CC claims is a banded, epithermal quartz vein system that strikes northeast and dips 60 degrees to the southeast. The system outcrops over a 300 meter strike length and can be traced via subcrop and float an additional 700 meters. A sample taken by the Issuer over an exposed two metre vein width, assayed 56 g/t gold. Sampling by others on the vein has yielded numerous multi-gram gold and silver values along strike with high values of 23 g/t gold and 447 g/t silver. The CC claims are located immediately adjacent to a past underground precious metal producer and known mineralization on both properties is clearly related to the same large mineralizing system. Due to past ownership, very little exploration and no drilling have been conducted on the CC claims. Excellent potential exists to expand known targets, discover additional high-grade veins and define areas of disseminated mineralization.

The Company can earn a 100% interest in the CC claims over a four year period by making cash payments totaling $US500,000, issuing a total of 685,500 shares and by completing US$500,000 in work expenditures. The vendor will retain a 3% Net Smelter Return which can be reduced to 1% at a cost of $US 1,500,000. Pursuant to a finder's fee agreement dated for reference August 20, 2002, an arm's length third party, will be entitled to receive a finder's fee of $US 2,500 and 32,767 common shares of the Issuer. In addition, the finder will receive 10% of field expenditures up to a maximum of $US 250,000 payable quarterly. The TSX Venture Exchange approved these transactions on September 11, 2002.

These four property acquisitions are part of the Company's continuing strategy to acquire attractive precious metal properties in stable and prospective geological environments.

Over the coming months the Issuer will complete additional work on the four properties to better define geologic controls and prioritize specific targets for drilling.

Item 6. Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No material information has been omitted.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President or D. Bruce McLeod, Vice President at (604) 687-7545 who are knowledgeable about the material change and the report.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of September, 2002

NDT VENTURES LTD.
Per:
"signed"
Gail Sharp, Corporate Secretary